Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

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WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page

Signature	3

Exhibit 99.1 — Press Release Dated May 14, 2014	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: May 15, 2014

Exhibit 99.1

WuXi PharmaTech Announces First-Quarter 2014 Results

SHANGHAI, May 14, 2014 /Xinhua-PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading research and development services company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States, today announced its financial results for the first quarter of 2014.

First-Quarter 2014 Highlights

•	Net Revenues Increased 11.3% Year Over Year to $146.7 Million

•	Laboratory Services Net Revenues Grew 8.3% Year Over Year to $105.5 Million

•	China-Based Laboratory Services Net Revenues Increased 10.3% Year Over Year to $82.1 Million

•	U.S.-Based Laboratory Services Net Revenues Grew 1.7% Year Over Year to $23.4 Million

•	Manufacturing Services Net Revenues Increased 19.7% Year Over Year to $41.2 Million

•	GAAP Diluted Earnings Per ADS Declined 19.8% Year Over Year to $0.24; Excluding Mark-to-Market Loss on Foreign-Exchange Forward Contracts, GAAP Diluted Earnings Per ADS Increased 51.3% to $0.43

•	Non-GAAP Diluted Earnings Per ADS Declined 14.3% Year Over Year to $0.30; Excluding Mark-to-Market Loss on Foreign-Exchange Forward Contracts, Non-GAAP Diluted Earnings Per ADS Increased 46.3% to $0.49

Management Comment

“WuXi started the year with a good first quarter,” said Dr. Ge Li, Chairman and CEO of WuXi PharmaTech. “Through strong revenue growth and good cost control, we exceeded our revenue and diluted EPS guidance for the quarter. We also made strong investment to sustain our growth.”

“Our revenue growth was led by small-molecule manufacturing, biologics, and medicinal chemistry,” Dr. Li continued. “We expect year-over-year revenue growth to accelerate in the coming quarters as new projects start to generate revenues across the board. The favorable biotech funding environment in the U.S. will generate new business throughout our organization in the next few years as our integrated drug discovery and development platform enables biotech companies to utilize our capabilities and capacity to rapidly advance their product pipelines.

“While achieving good revenue growth, we are investing in new capabilities, including talent, laboratories, and technologies, particularly in manufacturing, biologics, genomics, R&D, sales and marketing, and information technology, to drive future revenue growth. Our largest current investment is a two-year, $100 million expansion of our manufacturing facilities in Changzhou, which will double our current capacity and meet growing demand in both research manufacturing and commercial manufacturing.

“A mark-to-market loss on foreign-exchange forward contracts of $13.9 million in the quarter resulted from the depreciation of the RMB versus the U.S. dollar of about 3%, beginning in February. This loss was partially offset by operating margin improvement caused in part by the same currency movement, as well as by a $5.0 million gain from the sale by our corporate venture fund of an investment in an IPOed company. We have revised our full-year 2014 GAAP and non-GAAP earnings per ADS guidance to reflect these events. Apart from this mark-to-market loss, our financial performance in 2014 is meeting or exceeding our previous expectations.

“The company remains focused on its mission of building the best open-access platform of services and technologies to enable anyone and any company to discover, develop, and commercialize healthcare products to benefit the world’s patients,” Dr. Li concluded.

First-Quarter 2014 GAAP Results

First-quarter 2014 net revenues increased 11.3% year over year to $146.7 million. Revenue growth in Laboratory Services of 8.3% was driven by our comprehensive and integrated drug discovery and development services. Revenue growth of 19.7% in Manufacturing Services was caused by strong demand in both research manufacturing and commercial manufacturing compared to the first quarter of 2013.

First-quarter 2014 GAAP gross profit increased 13.1% year over year to $53.6 million due to 11.3% revenue growth and productivity improvement. Gross margin increased year over year to 36.6% from 36.0% mainly due to improved productivity and the ramp-up of biologics and preclinical services, partially offset by the effects of increased labor costs in China and business mix, as Manufacturing Services had greater revenue growth and lower gross margin than Laboratory Services. Gross margin in Manufacturing Services decreased year over year to 30.2% from 31.4%. Gross margin in Laboratory Services increased year over year to 39.0% from 37.6%.

First-quarter 2014 GAAP operating income increased 1.8% year over year to $23.4 million due to the 13.1% increase in gross profit, partially offset by increased general and administrative expenses, including hiring of senior management, and R&D expenses in biologics, genomics, discovery biology, risk sharing projects, and other areas. Operating margin declined to 16.0% from 17.4% due to these increased general and administrative and R&D expenses.

First-quarter 2014 GAAP net income decreased 17.9% year over year to $17.8 million due to lower other income primarily due to $13.9 million of mark-to-market losses on foreign-exchange forward contracts and $0.8 million of equity-method investment losses from our joint ventures with PRA and MedImmune and other equity-method investments, partially offset by the 1.8% year-over-year increase in operating income, $1.8 million of realized gains on foreign-exchange forward contracts, a $5.0 million gain on the sale of an investment by the corporate venture fund, and higher interest income due to higher cash balances and higher interest rates.

First-quarter 2014 GAAP diluted earnings per ADS decreased 19.8% to $0.24 due to the 17.9% decrease in net income and a higher number of outstanding ADSs as a result of vesting and exercise of shares under employee stock option and restricted stock programs. First-quarter 2014 GAAP comprehensive income decreased 49.4% year over year to $11.8 million due to the 17.9% decrease in GAAP net income, unfavorable currency translation adjustments, and small unrealized losses on available-for-sale securities.

First-Quarter 2014 Non-GAAP Results

Non-GAAP financial results exclude the impact of share-based compensation expenses and the amortization of acquired intangible assets and the associated deferred tax impact.

First-quarter 2014 non-GAAP gross profit increased 12.8% year over year to $54.7 million due to the 11.3% revenue growth and productivity improvement. Non-GAAP gross margin increased year over year to 37.3% from 36.8% due to improved productivity and the ramp-up of biologics and preclinical services, offset by increasing labor costs in China and business mix, as Manufacturing Services had greater revenue growth and lower gross margin than Laboratory Services.

First-quarter 2014 non-GAAP operating income increased 4.4% year over year to $27.9 million due to the 12.8% increase in non-GAAP gross profit, partially offset by increased general and administrative expenses, including hiring of senior management, and R&D expenses in biologics, genomics, discovery biology, risk sharing projects and other areas. Operating margin decreased to 19.0% from 20.2% due to increased general and administrative and R&D expenses.

First-quarter 2014 non-GAAP net income decreased 12.3% year over year to $22.3 million due to lower other income primarily due to $13.9 million of mark-to-market losses on foreign-exchange forward contracts and $0.8 million of equity-method investment losses primarily from our joint ventures with PRA and MedImmune and other equity-method investments, partially offset by the 4.4% year-over-year increase in operating income, $1.8 million of realized gains on foreign-exchange forward contracts, a $5.0 million gain on the sale of an investment by the corporate venture fund, and higher interest income due to higher cash balances and higher interest rates.

First-quarter 2014 non-GAAP diluted earnings per ADS decreased 14.3% year over year to $0.30 due to the 12.3% decrease in non-GAAP net income and a higher number of outstanding ADSs as a result of vesting and exercise of shares under the employee stock option and restricted stock programs.

Full-Year 2014 Financial Guidance

WuXi PharmaTech announces the following full-year 2014 financial guidance:

•	Total net revenues of $660-670 million, the same as previous guidance

•	GAAP diluted earnings per ADS of $1.53-$1.58, including mark-to-market losses on foreign-exchange forward contracts of $0.20 per ADS; GAAP diluted earnings per ADS of $1.73-$1.78, excluding mark-to-market gains or losses on foreign-exchange forward contracts

•	Non-GAAP diluted earnings per ADS of $1.80-$1.85, including mark-to-market losses on foreign-exchange forward contracts of $0.20 per ADS; non-GAAP diluted earnings per ADS of $2.00-$2.05, excluding mark-to-market gains or losses on foreign-exchange forward contracts

•	Capital expenditures of about $85 million, a year-over-year increase of about 50%, driven primarily by capacity expansion in small-molecule manufacturing and investment in laboratories and technology

Second-Quarter 2014 Financial Guidance

WuXi PharmaTech provides the following second-quarter 2014 financial guidance:

•	Total net revenues of $160-162 million

•	GAAP diluted earnings per ADS of $0.39-$0.41

•	Non-GAAP diluted earnings per ADS of $0.46-$0.48

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except ordinary share, ADS and par value data)

	March 31, 2014	December 31, 2013
Assets:
Current assets:
Cash and cash equivalents	156,782	88,871
Restricted cash	5,533	3,145
Short-term investments	270,488	302,267
Accounts receivable, net	115,393	126,996
Amount due from related parties	2,058	1,168
Inventories	41,480	45,097
Prepaid expenses and other current assets	24,400	31,436

Total current assets	616,134	598,980

Non-current assets:
Goodwill	31,085	31,087
Property, plant and equipment, net	274,072	279,254
Long-term investments	20,304	21,781
Intangible assets, net	7,014	7,128
Land use rights	5,520	5,604
Deferred tax assets	250	251
Other non-current assets	6,173	4,782

Total non-current assets	344,418	349,887

Total assets	960,552	948,867

Liabilities and equity:
Current liabilities:
Short-term and current portion of long-term debt	77,537	67,853
Accounts payable	32,110	33,477
Amount due to related parties	510	218
Accrued expenses	18,881	34,605
Deferred revenue	33,277	28,149
Advanced subsidies	13,034	13,958
Other taxes payable	12,516	107
Other current liabilities	29,992	15,738

Total current liabilities	217,857	194,105

Non-current liabilities:
Long-term debt, excluding current portion	11,067	11,124
Advanced subsidies	4,875	2,295
Other non-current liabilities	6,974	6,594

Total non-current liabilities	22,916	20,013

Total liabilities	240,773	214,118

Equity:

Ordinary shares ($0.02 par value, 5,002,550,000 authorized, 572,270,834 and 571,431,578 issued and outstanding as of December 31, 2013 and March 31, 2014, respectively)	11,429	11,445
Additional paid-in capital	326,422	353,173
Retained earnings	320,991	303,171
Accumulated other comprehensive income	60,937	66,960

Total equity	719,779	734,749

Total liabilities and equity	960,552	948,867

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended March 31,
	2014	2013	% Change
Net revenues:
Laboratory Services	105,552	97,481	8.3%
Manufacturing Services	41,164	34,384	19.7%

Total net revenues	146,716	131,865	11.3%

Cost of revenues:
Laboratory Services	(64,349)	(60,875)	5.7%
Manufacturing Services	(28,740)	(23,584)	21.9%

Total cost of revenues	(93,089)	(84,459)	10.2%

Gross profit:
Laboratory Services	41,203	36,606	12.6%
Manufacturing Services	12,424	10,800	15.0%

Total gross profit	53,627	47,406	13.1%

Operating expenses:
Selling and marketing expenses	(4,500)	(3,931)	14.5%
General and administrative expenses	(21,338)	(18,208)	17.2%
Research and development expenses	(4,378)	(2,270)	92.9%

Total operating expenses	(30,216)	(24,409)	23.8%

Operating income	23,411	22,997	1.8%

Other income (expenses), net:
Loss from equity-method investments	(766)	(218)	251.4%
Other income (expenses), net	(5,508)	3,057	(280.2%)
Interest income (expenses), net	4,550	1,594	185.4%

Total other income (expenses), net	(1,724)	4,433	(138.9%)

Income before income taxes	21,687	27,430	(20.9%)
Income tax expense	(3,868)	(5,719)	(32.4%)

Net income	17,819	21,711	(17.9%)

Other comprehensive income:
Currency translation adjustments	(5,834)	1,620	(460.1%)
Unrealized gains on available-for-sale securities	(190)	—	NA

Comprehensive income	11,795	23,331	(49.4%)

Basic net earnings per ADS	0.25	0.31	(19.6%)
Diluted net earnings per ADS	0.24	0.30	(19.8%)

Weighted average ADS outstanding—basic	71,808,566	70,368,616	2.0%
Weighted average ADS outstanding—diluted	73,578,245	71,915,069	2.3%

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO NON-GAAP

(in thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended March 31,
	2014	2013	% Change
GAAP gross profit	53,627	47,406	13.1%
GAAP gross margin	36.6%	36.0%
Adjustments:
Share-based compensation	1,066	1,038	2.7%
Amortization of acquired intangible assets	49	98	(50.0%)

Non-GAAP gross profit	54,742	48,542	12.8%
Non-GAAP gross margin	37.3%	36.8%

GAAP operating income	23,411	22,997	1.8%
GAAP operating margin	16.0%	17.4%
Adjustments:
Share-based compensation	4,412	3,600	22.6%
Amortization of acquired intangible assets	49	98	(50.0%)

Non-GAAP operating income	27,872	26,695	4.4%
Non-GAAP operating margin	19.0%	20.2%

GAAP net income	17,819	21,711	(17.9%)
GAAP net margin	12.1%	16.5%
Adjustments:
Share-based compensation	4,412	3,600	22.6%
Amortization of acquired intangible assets	49	98	(50.0%)
Deferred tax impact related to acquired intangible assets	(17)	(29)	(41.4%)

Non-GAAP net income	22,263	25,380	(12.3%)
Non-GAAP net margin	15.2%	19.2%

Income attributable to holders of ADS (Non-GAAP):
Basic	22,263	25,380	(12.3%)
Diluted	22,263	25,380	(12.3%)

Basic earnings per ADS (Non-GAAP)	0.31	0.36	(14.0%)
Diluted earnings per ADS (Non-GAAP)	0.30	0.35	(14.3%)

Weighted average ADS outstanding – basic (Non-GAAP)	71,808,566	70,368,616	2.0%
Weighted average ADS outstanding – diluted (Non-GAAP)	73,578,245	71,915,069	2.3%

WUXI PHARMATECH (CAYMAN) INC.

REVENUE BREAKDOWN

(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2014	2013	% Change
Net revenues:
China-based Laboratory Services	82,117	74,444	10.3%
China-based Manufacturing Services	41,164	34,384	19.7%

Subtotal	123,281	108,828	13.3%
U.S.-based Laboratory Services	23,435	23,037	1.7%

Total net revenues	146,716	131,865	11.3%

Conference Call

WuXi PharmaTech senior management will host a conference call at 8:00 am (U.S. Eastern) / 5:00 am (U.S. Pacific) / 8:00 pm (Beijing/Shanghai/Hong Kong) on May 15, 2014, to discuss its first-quarter 2014 financial results and future prospects. The conference call may be accessed by calling:

China	4001 200 539
Hong Kong	800 905 927
Singapore	800 616 3222
United Kingdom	0800 015 9725
United States	1855 298 3404
United States—New York (toll)	+1 631 5142 526
Other countries (toll)	+65 6823 2299
Conference ID	2321778

A telephone replay will be available two hours after the call’s completion at:

China	4001 842 240
Hong Kong	800 966 697
Singapore	800 616 2127
United Kingdom	0800 169 7301
United States	1866 846 0868
Conference ID	2321778

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxiapptec.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology, and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, but instead are predictions about future events. Examples of forward-looking statements in this press release include statements about our second-quarter and full-year 2014 guidance and our goal of building an open-access technology platform. Although we believe that our predictions are reasonable, future events are inherently uncertain, and our forward-looking statements may turn out to be incorrect. Our forward-looking statements are subject to risks relating to, among other things, our ability to control our costs and sustain revenue growth, to realize the anticipated benefits of our investments, to protect our clients’ intellectual property, to compete effectively, and to complete the expansion of our manufacturing facilities in Changzhou. Additional information about these and other relevant risks can be found in our Annual Report on Form 20-F for the year ended December 31, 2013. The forward-looking statements in this press release speak only as of the date on which they are made, and we assume no obligation to update any forward-looking statements except as required by law.

Use of Non-GAAP Financial Measures

We have provided the first-quarter 2013 and 2014 gross profit, gross margin, operating income, operating margin, net income, net margin, and diluted earnings per ADS, and estimated second-quarter and full-year 2014 diluted earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses and the amortization and deferred tax impact of acquired intangible assets. The non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and we believe that management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. We expect to continue to provide such non-GAAP financial measures on a quarterly basis using a consistent method. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

Statement Regarding Unaudited Financial Information

The financial information in this press release is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when our annual financial statements are prepared and audit work is performed for the year-end audit, which could result in significant differences from this unaudited financial information.

For more information, please contact:

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-201-585-2048

Email: ron_aldridge@wuxiapptec.com

Aaron Shi (for the media)

Associate Director of Corporate Communications

Tel: +86-21-5046-4362

Email: aaron_shi@wuxiapptec.com